LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

(301) 299-8092
Fax: (301) 299-8093
Admitted: MC, DC and VA	levensonfam@msn.com
(Not Admitted: MD)
April 27, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dragon Jade International Ltd.
Registration Statement on Form 20-F
Filed March 9, 2009
File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit responses to the comments in your letter of April 8, 2009 to YUE Kou, Chief Financial Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1.     The comment is noted.

2.     Revision has been made on the cover page and elsewhere in the registration statement to indicate that the registrant’s shares of common stock are “No Par Value.”

3.     Revision has been made to the note to delete the references to the inapplicable statutory provisions.

4.     Revision also has been made to the note to narrow the statement in the third sentence.

5.     The business address of the registrant’s officers and directors has been set forth under Item 1.

6.     The independent public accounting firm’s being registered with the Public Company Accounting Oversight Board and its membership in the American Institute of Certified Public Accountants is set forth under Item 1.C.

7.  The disclosure has been revised to make clear that the registrant’s fiscal year ends March 31 and that audited financial statements end March 31, 2008; interim unaudited financial statements end November 30, 2008.

8.  The registrant was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  KASH Strategic Ltd. was incorporated in Hong Kong on October 1, 2003 and only had limited operations until the fiscal year ended March 31, 2006.  The selected financial data table has been revised to include a column for the period from inception to March 31, 2005.

9.  Interim selected financial information as of November 30, 2007 has been added to the selected financial data table.

10. The currency exchange rate table has been revised to cover the 8-months ended November 30, 2008, the 12-month periods ending March 31, 2004, 2005, 2006, 2007 and 2008, and the months of July, August, September, October, November and December 2008.

11. A risk factor concerning the auditor’s having expressed substantial doubt as to the registrant’s ability to continue as a going concern has been added at the beginning of “Risk Factors.”

12. “Risk Factors” has been revised generally to write each risk factor clearly in plain English and to avoid boilerplate or generic risk factors.

13. The identities of senior management have been included in the risk factor on page 4 and this factor has been combined with the last full risk factor on page 5 to avoid repetition.

14. The “penny stock” risk factor has been revised to briefly describe the requirements of Rule 15g-9 of the Securities Exchange Act of 1934.

15. The “enforcement of certain civil liabilities” risk factor has been revised to disclose that none of the registrant, its subsidiary, or its officers or directors has agreed to accept service of process in the United States or to abide by any judgment obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

16. The “enforcement of certain civil liabilities” risk factor has been revised to make clear that the address and telephone number of the registrant’s registered office and of its principal place of business is the same; and that there is no agent in the United States, except that WONG Ka Ming, who resides in Hong Kong, and is the “contact” for the registrant in connection with the registration statement on Form 20-F.

17. The first full risk factor on page 9 has been revised to disclose that the registrant is not and does not intend to be an “investment company,” as that term is defined in the Investment Company Act of 1940, in that it engages and proposes to engage in business by and through KASH Strategic Ltd. (“KASH”), its wholly owned subsidiary.

18. The disclosure has been revised to disclose that before its acquisition of KASH, upon its incorporation, the registrant’s business plan was to engage in a merger or acquisition with an operating company.

19. The discussion has been revised to include the principal features of the August 25, 2008 agreement and the August 28, 2008 amendment; the agreement and the amendment now are filed as exhibits to the registration statement.  The discussion also has been revised to indicate that the original shareholders of KASH, which was engaged in the business of providing consulting services in the Greater China region, identified the business potential of providing such services to small- and medium-sized businesses in the Greater China region and determined that a public company potentially would have greater “presence” to attract business and greater access to the financing sources necessary to expand the business by hiring additional personnel and by acquiring other additional resources; therefore, the original shareholders of KASH founded the registrant, becoming the principal shareholders of the registrant.

20. WONG Ka Ming has considerable experience “in…investment banking, commercial banking, finance and investor relations.”  He also has pertinent educational background, having earned BS and MBA degrees from the Chinese University of Hong Kong.  He has served as an officer and director of the registrant and of KASH since their respective inceptions.  From 2000 to 2001, he served as a director of Man Sang Holding Inc., a publicly held company whose securities are listed on the American Stock Exchange and which is engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company engaged in public relations and investor relations.  In 2003, he was a director of Stanford Capital International Ltd., a private company engaged in investor relations.  From 1997 to 1999, he was a director of Regal Financial Services Ltd., a private company which specialized in fund management and investments in China.  For more than 10 years prior to 1997, he served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.

HUNG, Kwok Wing also has considerable pertinent experience and pertinent education.  He earned a BS degree in finance and banking from San Francisco State University, an MBA degree from Baptist University and a Masters degree in accounting from the Chinese University of Hong Kong.  He has served as a director of the registrant since August 2008 and an officer of KASH since March 2008.  He joined Man Sang Holding Inc. as an executive officer in November 1996 and then served as Assistant to the Chairman from March 2002 to January 2008, except that he was an executive officer of ZMGI Corporation in 2002.  Before November 1996, for more than 10 years, he had served as an executive officer of several banking and financial institutions based in Hong Kong.

21. The disclosure under “Business Overview” has been revised and expanded to provide a clearer description of the business done and proposed to be done by the registrant, consistent with your comments.

22. The disclosure under “Property, Plants and Equipment” has been expanded to disclose that the principal executive offices (shared by the registrant and KASH) at Suite 14B, Empire Land Commercial Center, 81-85 Lockhart Road, Hong Kong SAR, China, consist of 850 square feet used for offices and conferences and are leased for $2,179 per month pursuant to a lease expiring on August 14, 2009 with renewal options, and that the registrant considers such space suitable for the foreseeable future.

23. The discussion of operating results has been revised to explain the changes in operations and cash flow amount between the periods and to explain the reasons for the period-to-period changes.

24. The discussion has been expanded  to disclose that the registrant did not enter into any new contracts in 2008 and its 2008 revenues were derived from a market research project performed pursuant to a contract in 2007; and that there were no other new contracts in 2007 and the 2008 revenues derived from the 2007 contract did not continue.  Although the economy in China, as well as the economies in most of the rest of the world, has experienced considerable turmoil and uncertainty since 2007, senior management nevertheless has determined to devote substantial efforts to marketing during the rest of 2008 and into 2009 in an attempt to generate and attract new business.

25. Please see the first sentence of the response to comment 24.

26. The discussion under “Liquidity and capital resources” has been revised to disclose that the lack of any new contracts since 2007 and the increased need for working capital have presented considerable problems for the registrant and that the registrant needs substantial additional capital to carry out its plan to grow and develop its business, and that the failure to obtain additional capital may jeopardize the registrant’s ability to continue as a going concern.

27. The discussion has been expanded to disclose that Messrs. WONG and HUNG are not obligated to provide sufficient liquidity and adequate capital resources to the registrant, but that it is expected that they will continue to do so as necessary for the foreseeable future.

28. LAM Lai Sheung is a member of senior management, as Secretary of the registrant, and her compensation and beneficial ownership is now disclosed.

29. The information about compensation has been expanded to disclose that no amounts were set aside or accrued by KASH (or the registrant) to provide any salary or other compensation to members of senior management or to provide any pension, retirement or similar benefits to them.

30. There is no agreement or arrangement as to compensation to be paid to members of senior management.  Each officer has other employment and performs service for the registrant on an “as needed” basis.  The registrant has not accrued any salary to these officers, issued securities as compensation, issued stock options or warrants or recorded contributed capital for the services rendered by these officers.  The registrant is not aware of any accounting pronouncement that requires reporting compensation to officers who perform services on an “as needed” basis (except for certain non-profit organizations).

31. The discussion under “Employees” has been expanded to disclose that members of senior management render services on an “as needed” basis, ranging from 20-40 hours per week.

32. The information under “Share Ownership” and under Item 7 has been updated.

33. There has been no material change in the percentage ownership of the registrant’s shares held by our principal shareholders in the past 3 years, except that Worldwide Gateway Co., Ltd. assigned its shares to Metrolink Holdings Ltd. on November 26, 2008, for no (-0-) consideration.  The principal beneficial owners of Worldwide, Andy Lai and Lillian Wai, are the principal beneficial owners of Metrolink.

34. The registrant confirms that no related party transaction requiring disclosure under Item 7.B of Form 20-F took place, directly or indirectly, between the registrant and close family members of any of the registrant’s principal shareholders, except the following: since April 1, 2005, Mr. WONG, Mr. HUNG and Metrolink Holdings Ltd. have advanced $115,654, $34,696 and $46,262, respectively, to KASH, which amounts are outstanding and due to such persons.  Those amounts have no maturity date, do not bear any interest and are due on demand.

35. Please see the response to comment 34.

36. The disclosure concerning the registrant’s acquisition of all of the outstanding shares of KASH has been expanded to make clear that the Agreement made August 25, 2008 provided for consideration from the registrant to the shareholders, Mr. WONG, Mr. HUNG and Worldwide Gateway Co., Ltd., of Hong Kong $3.00 (US$1.00) and that the related Agreement made August 28, 2008 provided for the registrant’s issuing to Mr. WONG, Mr. HUNG and Worldwide of 10,500,000 shares for US$1.00, 10,500,000 shares for US$1.00 and 9,000,000 shares for US$1.00, respectively.  Senior management of the registrant, including Messrs. WONG and HUNG who are interested persons, believe the terms of the transactions are fair to the registrant.

Please see the response to comment 33 for information about the Worldwide/Metrolink transaction.

37. Note 7 to the financial statements has been revised to provide disclosure about the $1,000 due from, not to, a related party; the payment due of $40,000 for the issuance of 400,000 shares of the registrant’s common stock; and professional fees of $13,553.

38. Please see the response to comment 37 concerning the amount due from, not to, a related party.  There are no liabilities to related parties disclosed on the balance sheet.

39. The reference to a Report of Independent Public Accountant has been deleted.

40. The term “quotation” has been substituted for the term “listing.”  The disclosure has been expanded to indicate that there are qualitative and quantitative requirements for quotation of shares on Nasdaq and that the registrant presently does not satisfy such requirements and likely will not satisfy such requirements in the near future; and that quotation of shares on the Over-the-Counter Bulletin Board or Pink Sheets do not have such requirements and that such markets are less established, orderly and reliable than a listing on an exchange or Nasdaq.

41. The legal conclusion that the shares are “fully paid” has been deleted.

42. Copies of the August 25, 2008 and August 28, 2008 agreements are filed as Exhibits 10.1 and 10.2, respectively.

43. The certifications have been deleted as exhibits.

44. The registration statement has been signed by KOU, Yue, Chief Financial Officer.

45. The balance sheet has been revised to set forth information from inception to March 31, 2005.

46. During the interim periods ended November 30, 2007 and 2008, the registrant did not subcontract any services to outsiders and all services were completed by the registrant’s personnel, so there were no costs of revenue.

47. The registrant purchased 910,000 shares of KASH for HK$3.00 (US$1.00) on November 5, 2008.  The net asset value of KASH as of November 4, 2008 was US$67,289, consisting of share capital of US$117,263, retained deficit of US$52,653 and cumulative translation adjustment of US$2,679.  On November 5, 2008, the registrant took up the retained deficit and share capital of KASH with the exchange difference of US$320, coming to US$2,359 used in the acquisition of the subsidiary.

48. Since the functional currency of the registrant is HK$, the reporting currency is US$ and the exchange rate for HK$ and US$ is different for each year, the CTA is the exchange difference arising from the reporting purpose.

49. “Allotment of shares is the terminology used in Hong Kong reporting and means “issuance of shares.”  The latter terminology has been substituted for the former terminology to avoid confusion.

50. As of March 31, 2008, the three shareholders of KASH held an aggregate of 10,000 shares @ HK$1.00.  On July 2, 2008, KASH issued an aggregate of 900,000 shares @ HK$1.00 to the three shareholders.  On August 1, 2008, the registrant issued 10,000 of its common shares to a subscriber @ US$.01 per share.  On November 5, 2008, pursuant to the agreements made August 25, 2008 and August 28, 2008, the registrant acquired all 910,000 KASH shares from the three shareholders for HK$3.00 and an aggregate of 30,000 of the registrant’s common shares. In the transaction, the registrant took up the total net asset value of KASH.  Please see the response to comment 47.  On September 1, 2008, the registrant issued 400,000 of its shares @ US$.01 per share to 40 purchasers in a private offering (pursuant to Regulation S and Section 4(2) of the Securities Act of 1933).  As of November 30, 2008, the registrant has 410,000 shares issued and outstanding.

51. Revenue from professional service arrangements is generally determined based on time and materials or a cost plus a profit margin measure.  Revenue for professional services is recognized as the services are performed (proportion basis).  Losses on professional service contracts, if any, are provided for in the period in which the loss becomes determinable.  Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided.  Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet.  Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by SEC Staff Accounting Bulletin 104.

52. In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  The proposed statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method.  In December 2004, the FASB issued SFAS No. 123R. Generally, the approach in SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values.  Pro forma disclosure is no longer an alternative.

As permitted by SFAS 123, for 2005 the registrant accounted for share-based payments to employees using APB No. 25’s intrinsic value method of accounting for share-based payments.  Accordingly, the adoption of SFAS No.123R’s fair value method may have a significant impact on the registrant’s results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards.  SFAS No. 123R permits public companies to adopt its requirements using either the “modified prospective” method or the “modified retrospective” method.

The registrant adopted SFAS No. 123R using the modified prospective method.  In April 2005, the SEC delayed the effective date of SFAS No. 123R, which is now effective for public companies for annual rather than interim periods that begin after June 15, 2005.  The impact of the adoption of SFAS No. 123R had no effect on the registrant’s financial statements.

53. The effective date has been revised to March 31, 2009.

54. On November 5, 2008, KASH completed a reverse acquisition transaction with the registrant whereby KASH issued to the shareholders of the registrant all of the outstanding shares of KASH common stock.

KASH thereby became the registrant’s wholly owned subsidiary and the former shareholders of the registrant became KASH shareholders.

For accounting purposes, the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition, with the registrant as the legal acquirer and KASH as the acquired party.  The assets and liabilities of the acquired entity, KASH, will be brought forward at their book value and no goodwill will be recognized.  The historical financial statements are a continuation of the financial statements of the accounting acquirer, KASH, not the legal acquirer, the registrant.

Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

55. Please see the response to comment 54.

56. Item 8.A.4. provides that the audited financial statements may not be older than 15 months at the time of the offering or listing, and that in the event of an initial public offering the audited financial statement may not be older than 12 months at the time the document is filed.  Here, the audited financial statements are as of March 31, 2008 and, at the anticipated effective date of the registration statement, May 9, 2009, they will be not older than 15 months – they will be timely.  The registration statement on Form 20-F does not cover an initial public offering, so the 12 month measure is not applicable.  The registrant presently is preparing the financial statements and related disclosures in preparation for the March 31, 2009 audit.

57. The earnings per share calculation is set forth in the Statement of Operations.

58. Other Comprehensive Income for the ear ended March 31, 2006 is set forth in the Statement of Changes in Stockholder’s Deficit.

59. The registrant has added a statement of comprehensive income as specified in paragraph 22 of SFAS No. 130, as follows:

	2008	2007	2006
Net Loss	(22,910)	(15,345)	(3,530)
Other comprehensive income (loss)	-	-	-
Foreign currency translation adjustments	(121)	(2,447)	5,247
Other comprehensive income	(121)	(2.447)	5,247
Comprehensive income	(23,031)	(17,792)	1,717

60. There is no bad debt written off, except HK$19,958 or US$2,575 as of March 31, 2007.

A you requested, we have requested the company preparing the amendment and this letter in Edgar format to deliver to you, Ta Tanisha Meadows, James Allgretto, Robert W. Errett and John Fieldsend marked copies of the amendment together with copies of this letter, in order to expedite the staff’s review.  The requested statement from the company is attached to this letter.

Thank you for you attention and cooperation in expeditiously reviewing this registration statement.  Please address all communications to WONG Ka Ming with a copy to the undersigned, as you did before.  If you have any question, please do not hesitate to contact the undersigned, at 301-299-8092.

Very truly yours,

David J. Levenson